Exhibit 99.1
2Q2021 Operating Results of Shinhan Financial Group

On July 27, 2021, Shinhan Financial Group released its operating results for 2Q 2021. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		2Q 2021	1Q 2021	QoQ Change (%)	2Q 2020	YoY Change (%)
Revenue*	Specified Quarter	8,365,006	14,354,364	-41.72	8,266,662	1.19
	Cumulative	22,719,370	14,354,364	-	27,188,157	-16.44
Operating Income	Specified Quarter	1,693,517	1,682,379	0.66	1,255,192	34.92
	Cumulative	3,375,896	1,682,379	-	2,512,583	34.36
Income before Income Taxes	Specified Quarter	1,729,040	1,645,332	5.09	1,230,855	40.47
	Cumulative	3,374,372	1,645,332	-	2,507,437	34.57
Net Income	Specified Quarter	1,277,935	1,217,941	4.93	892,668	43.16
	Cumulative	2,495,876	1,217,941	-	1,842,208	35.48
Net Income Attributable to Controlling Interest	Specified Quarter	1,251,841	1,191,938	5.03	873,110	43.38
	Cumulative	2,443,779	1,191,938	-	1,805,510	35.35

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		2Q 2021	1Q 2021	QoQ Change (%)	2Q 2020	YoY Change (%)
Revenue*	Specified Quarter	3,389,895	7,819,880	-56.65	3,527,173	-3.89
	Cumulative	11,209,775	7,819,880	-	13,766,907	-18.57
Operating Income	Specified Quarter	933,475	934,929	-0.16	692,590	34.78
	Cumulative	1,868,404	934,929	-	1,520,424	22.89
Income before Income Taxes	Specified Quarter	954,159	877,607	8.72	700,791	36.15
	Cumulative	1,831,766	877,607	-	1,529,689	19.75
Net Income	Specified Quarter	714,516	656,568	8.83	514,276	38.94
	Cumulative	1,371,084	656,568	-	1,140,883	20.18
Net Income Attributable to Controlling Interest	Specified Quarter	714,446	656,437	8.84	514,163	38.95
	Cumulative	1,370,883	656,437	-	1,140,694	20.18

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		2Q 2021	1Q 2021	QoQ Change (%)	2Q 2020	YoY Change (%)
Revenue*	Specified Quarter	1,044,896	1,081,991	-3.43	953,702	9.56
	Cumulative	2,126,887	1,081,991	-	2,044,651	4.02
Operating Income	Specified Quarter	268,301	227,454	17.96	244,028	9.95
	Cumulative	495,755	227,454	-	408,427	21.38
Income before Income Taxes	Specified Quarter	266,845	230,468	15.78	239,763	11.30
	Cumulative	497,313	230,468	-	404,458	22.96
Net Income	Specified Quarter	199,292	168,420	18.33	175,645	13.46
	Cumulative	367,712	168,420	-	301,938	21.78
Net Income Attributable to Controlling Interest	Specified Quarter	199,102	168,082	18.46	176,006	13.12
	Cumulative	367,184	168,082	-	302,543	21.37

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues